Gerald L. Baxter
Tel. 678.553.2430
Fax 678.553.2431
BaxterG@gtlaw.com

VIA FEDERAL EXPRESS and EDGAR

May 29, 2012

Mr. Larry Spirgel
c/o Mr. Brandon Hill
Mail Stop 3720
100 F. Street, N.E.
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:          Remark Media, Inc.
Amendment No. 1 to Form S-4
Filed on:  May 8, 2012
File No.:  333-180570

Dear Mr. Spirgel:

This letter is in response to your letter dated May 18, 2012, with respect to the Pre-Effective Amendment No. 1 to Registration Statement on Form S-4 filed on May 8, 2012.

The following responds on a comment-by-comment basis to the numbered comments in your letter of May 18, 2012.  I have also included four (4) additional marked copies of the Pre-Effective Amendment No. 2 for your convenience.

General

1.	COMMENT:

We note your response to comment 1 of our letter dated May 1, 2012. Please revise your disclosure throughout your registration statement to clarify the maximum and minimum number of shares of Remark Media common stock (i) issuable upon conversion of all of the outstanding securities of Banks.com, (ii) issuable to Mr./Mrs. O’Donnell upon conversion of the Note, the Warrant and Banks.com’s preferred stock and (ii) issuable upon conversion of Banks.com’s common stock. As currently drafted, it is unclear whether the maximum number of shares to be issued in the merger applies only to common stockholders or all securityholders. For example, in your introduction, you state that the “actual number of common shares issued to the Banks.com common securityholders will be adjusted downward from 702,784 shares” based on the working capital adjustment. Based on your disclosure on page two of your registration statement, it appears that 702,784 is the maximum number of shares of Remark Media common stock issuable to all securityholders in the merger, rather than just common stockholders.

RESPONSE:

Appropriate changes have been made at the cover page of the proxy statement/prospectus, and at pages 10, 74 and 82.

2.	COMMENT:

Furthermore, as requested in comment 1 of our letter dated May 1, 2012, please disclose throughout the proxy statement/prospectus, and not just in the tables on pages 10, 69 and 77, the range of the number of Remark Media common shares that common stockholders of Banks.com will receive on a per share basis.

RESPONSE:

Appropriate changes have been made on the cover page of the proxy statement/prospectus and at pages 2, 9, 12, 74 and 81.

Summary, page 7

The Companies, page 7

3.	COMMENT:

For each company, please disclose the amount of revenues and net income (loss) for the last fiscal year and most recent interim period. Also discuss each company’s level of operations and liquidity. In this regard, we note disclosure under the description of the fairness opinion that Banks.com had experienced serious reversals in revenues and its liquidity position was becoming severely strained. In addition, you disclose that Remark Media had no significant business operations, its only asset was a minority equity interest in a private company, Sharecare, and it had recently raised $4.25 million in equity and was actively seeking to acquire established business operations.

RESPONSE:

Appropriate changes have been made at page 7 and 8 for Remark Media and at page 9 for Banks.com.

Opinion of the Banks.com Financial Advisor, page 11

4.	COMMENT:

Please disclose the amount paid to American ValueMetrics.

RESPONSE:

Appropriate changes have been made at pages 12 and 58.

Risk Factors, page 20

Remark Media and Banks.com executive officers…, page 21

5.	COMMENT:

Please expand this disclosure to discuss Mr. O’Donnell’s specific interests in the merger.

RESPONSE:

Appropriate changes have been made at page 21.

Background of the Merger, page 50

6.	COMMENT:

You discuss several strategic alternatives that Banks.com explored in late 2011 and early 2012. In at least two instances Banks.com terminated negotiations because it believed the valuations were low. Please clarify whether management or the board of directors decided to terminate negotiations in regard to these strategic transactions, and whether the board created a special committee to evaluate these transactions. Please disclose the preliminary valuations you rejected from the financial investors that approached you in October 2011 and January 2012, respectively.

RESPONSE:

Appropriate changes have been made at pages 50 and 51.

    7. COMMENT:

Please discuss the open merger agreement terms and key issues discussed in January and February 2012 between the companies and each company’s board or special committee.

RESPONSE:

Appropriate changes have been made at page 53.

    8. COMMENT:

Please clarify whether the Special Committee of Banks.com recommended that the board of directors of Banks.com approve the merger agreement.

RESPONSE:

Appropriate changes have been made at page 54.

    9. COMMENT:

Please discuss whether the Special Committee considered engaging a financial advisor prior to approving the merger agreement.

RESPONSE:

Appropriate changes have been made at page 53.

    10. COMMENT:

Please discuss whether the Special Committee considered any alternatives to combining the companies following its formation. If so, please disclose the alternatives and conclusions drawn by the committee.

RESPONSE:

Appropriate changes have been made at page 52.

    11. COMMENT:

Please disclose why the Special Committee rejected Mr./Mrs. O’Donnell’s proposal with respect to the allocation of the merger consideration.

RESPONSE:

Appropriate changes have been made at page 54.

Banks.com’s Reasons for the Merger, page 55

    12. COMMENT:

Please revise your disclosure under the reasons for the merger to more fully convey to stockholders reasons for Banks.com merging at this time, with Remark Media in particular, and on the agreed terms. Specifically discuss the Special Committee’s consideration of the following:

•	Remark Media’s recent results of operations, including its net loss, strategic alternatives,
•	impact of the combination on customers and employees,
•	management’s ongoing role with the combined company, and
•	the terms of the merger consideration to be received by Mr. O’Donnell.

These are just examples.

RESPONSE:

Appropriate changes have been made at page 56.

Opinion of the Banks.com Financial Advisor, page 56

    13. COMMENT:

We note your response to comment 12 of our letter dated May 1, 2012. Please revise your disclosure regarding American ValueMetrics’ opinion to explain in concise and understandable language what American ValueMetrics did and how the analyses and conclusions are relevant to the common stockholders of Banks.com. In general, please avoid overly technical language and jargon.

RESPONSE:

Appropriate changes have been made at pages 58 through 68.

14.
COMMENT:

As requested in comment letter of our letter dated May 1, 2012, please explain why Banks.com did not request its financial advisor to opine on the fairness of the consideration to holders of the Banks.com common stock. Discuss what weight and consideration the board of directors of Banks.com gave to the fairness opinion from American ValueMetrics in light of the limitations of the opinion. Explain how American ValueMetrics’ fairness opinion meets the condition to the merger that the Banks.com board of directors receive an opinion from American ValueMetrics that the merger consideration is fair, from a financial point of view, to the holders of Banks.com common stock.

RESPONSE:

Due to a scribner’s error, Amendment No. 1 inaccurately described the nature of the fairness opinion.  In fact, the opinion states that the merger consideration to be paid by Remark Media pursuant to the merger is fair to Banks.com and holders of its common stock from a financial point of view.  Please see pages 12, 58 and the signature page of the fairness opinion at Annex C (numbered page 323).

15.
COMMENT:

We note your disclosure on page 57 that American ValueMetrics performed a “conventional valuation” on Banks.com that confirmed that the intrinsic value of Banks.com’s common stock was greater than its market price. Please clarify whether this conventional valuation is the primary valuation American ValueMetrics used to determine Banks.com relative valuation for purposes of rendering the fairness opinion or was it merely used to confirm that intrinsic value was the best basis for determining Banks.com’s parity with Remark Media.

    RESPONSE:

    Appropriate changes have been made at pages 60 and 61.

16.
COMMENT:

We note your statement that American ValueMetrics’ did not perform “certain analyses that it customarily would have” in connection with the fairness opinion. Please disclose the customary analyses that were not performed.

RESPONSE:

Appropriate changes have been made at page 60.

17.
COMMENT:

We note that American ValueMetrics used the Market Value of Invested Capital (“MVIC”) to value Banks.com’s outstanding equity. Please disclose the basis for selecting this valuation methodology. Please describe MVIC and how it differs from other valuation methodologies, such as discounted cash flow. In addition, please disclose the basis for the weight ascribed to each calculation in the table on page 59.

RESPONSE:

Appropriate changes have been made at pages 60 through 62.

18.
COMMENT:

Please move the balance sheet on page 60 to the end of this section and replace it with a narrative discussion of the adjustments made by American ValueMetrics to the balance sheet as a result of the integration of MVIC, including to Banks.com’s intangible assets.

RESPONSE:

Appropriate changes have been made at pages 61 and 62.

19.	COMMENT: Please disclose American ValueMetrics’ basis for using the actual closing price on February 27, 2012 for valuation.

RESPONSE:

Appropriate changes have been made at page 62.

20.
COMMENT:

Please move the balance sheet on page 62 to the end of this section and replace it with a narrative discussion of the adjustments made by American ValueMetrics to the balance sheet, including adjustments made to goodwill.

RESPONSE:

Appropriate changes have been made at page 62.

21.
COMMENT:

Please move the tables “Precedent M&A transactions” and “PitchBook Guideline Public Company Data” on page 64 to the end of this section and replace them with narrative disclosure regarding the transactions and public companies that American ValueMetrics relied on to evaluate the fairness of the combination. This disclosure should clearly and concisely explain how American ValueMetrics selected these transactions and companies, what specific financial data it reviewed and compared and the basis it used to determine the transactions and companies were comparable.

RESPONSE:

Because of the unique qualities of Banks.com and Remark Media described on pages 60-62, American ValueMetrics did not perform a review of other public transactions to evaluate the fairness of the combination of Banks.com and Remark Media.  The ratio of EBITDA to MVIC included in the tables “Precedent M&A transactions” and “Pitchbook Guideline Public Company Data” was only one of many data points used to determine the valuation of Banks.com.   We removed these tables because we believe they are potentially misleading to shareholders.

Thank you for your time and consideration.  We look forward to your response.

Sincerely yours,

                                   /s/ Gerald L. Baxter
Gerald L. Baxter

GLB:lek

Enclosure

cc:           Brandon Hill, Esq.

Kathleen Krebs, Esq.